Exhibit 99.2

NEWS RELEASE

Fortuna reports results of Annual General Meeting

Vancouver, June 22, 2023-- Fortuna Silver Mines, Inc. (NYSE: FSM | TSX: FVI) hereby announces the voting results at the Company’s annual general meeting held on June 22, 2023.

A total of 142,378,954 common shares were represented at the meeting, being 48.95% of the Company’s issued and outstanding shares as at the record date. Shareholders voted in favour of all matters brought before the meeting including the appointment of auditors, the election of management’s nominees as directors and the renewal of the Company’s Amended and Restated Share Unit Plan.

Detailed results of the votes on the election of directors are as follows:

Director	Votes For		Votes Withheld

Jorge Ganoza Durant	108,105,962	(99.24%)	824,773	(0.76%)
David Laing	96,326,268	(88.43%)	12,604,468	(11.57%)
Mario Szotlender	107,953,976	(99.10%)	976,760	(0.90%)
David Farrell	106,606,541	(97.87%)	2,324,195	(2.13%)
Alfredo Sillau	107,705,732	(98.88%)	1,225,004	(1.12%)
Kylie Dickson	105,875,446	(97.20%)	3,055,289	(2.80%)
Kate Harcourt	107,743,736	(98.91%)	1,187,000	(1.09%)
Salma Seetaroo	107,861,182	(99.02%)	1,069,554	(0.98%)

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube